3/10

05006390

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MISR International Bank

*CURRENT ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4629 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT: 3/10/05

82-4629

MIBANK
MISR INTERNATIONAL BANK
S.A.E

بنك مصر الدولي
شركة مساهمة مصرية

RECEIVED
2005 MAR 10 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL RECEIVED PROCESSING
MAR - 8 2005
WASH, D.C. 213 SECTION

Securities and Exchange Commission
450 Fifth Street, New York
Washington, D.C. 20549
U.S.A.

ARLS 12/31/04

RE: FILE NO. 82-4629/ MISR INTERNATIONAL BANK SAE INFORMATION FURNISHED PURSUANT TO RULE 12g3 - 2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

Dear Sirs,

Kindly be advised that the Ordinary General Shareholders Assembly will be held on Saturday, March 19th, 2005 at 11:00 a.m. at Cairo Sheraton Hotel, Salah El Din Ballroom, El Galaa Square, Giza - Egypt.

In this regard, please find enclosed herewith the notice of convocation of the Ordinary General Shareholders Assembly as well as the relevant documents.

In case there are any queries, please do not hesitate to contact us on telephone nos: 3338228 / 3338330 / 3338229, facsimile no.: 202 7498065.

Truly yours,

Sadek
Hatem Sadek
Executive Chairman

Cairo, February 20th, 2005

Misr International Bank

Ordinary General Assembly Shareholders
To be held on Saturday, March 19th 2005

INDEX

NOTICE OF CONVOCATION

THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors takes pleasure in inviting the Shareholders to attend the Ordinary General Assembly to be held on Saturday, March 19, 2005, at 11.00 a.m. in Salah ElDine Ballroom located at Cairo Sheraton Hotel, El Galaa Square, Giza, Egypt; to look into the following:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY

1. Approval of Board of Directors Report for fiscal year ending 31/12/2004.
2. Approval of Auditors Report on the Balance Sheet & Financial Statement for fiscal year ending 31/12/2004.
3. Approval of Financial Statements for fiscal year ending 31/12/2004.
4. Approval of Y2004 Profit Distribution Proposal and fix date of payment of dividends.
5. Decide on Attendance fees and allowances for Directors.
6. Changes on the Board of Directors for Y2004.
7. Release the Board of Directors of its responsibility for the fiscal year ending 31/12/2004.
8. Renewal Board of Directors membership for three years.
9. Authorize the Board of Directors to approve donations for 2005 within limits stipulated by law.
10. Appoint the Auditors and fix their fees for Y2005.

We would like to draw the attention of the Shareholders to the following:

First: Every Shareholder owning at least 10 shares has the right to attend a General Assembly in person, and will have one vote for every share. He may delegate a proxy to represent him at the General Assembly, provided that the proxy be witnessed by a written Power of Attorney and that the proxy be a shareholder. However, no individual shareholder can represent more than 20% of the shares represented in the Assembly, whether in person or by

proxy. Nevertheless, juridical persons who are shareholders may be represented by any individual designated by said companies. Such designation must be written in a document signed by an authorized signature and deposited at the office of the General Assembly before its meeting. No shareholder may delegate any Board member to represent him at a General Assembly.

Second: Shareholders desiring to attend the General Assembly must at least three days before the meeting, deposit a statement of shares' account attesting to the number of shares they hold, issued by any of the registered banks authorized to perform bookkeeping or book-keepers, at the Company's Head Office or any of its branches.

Third: The Shareholders may review the detailed statements and documents related to Articles No. 219, 220 and 221 of the Executive Chart of Law No. 159 for year 1981 at the Board Secretariat located at the Bank's Head Office during official working hours, daily throughout the week except for Fridays and Saturdays; fifteen days before the date of the Assembly.

Fourth: Any questions related to the subjects presented to the Ordinary General Assembly should be, in writing, delivered by hand or registered mail, to the Board Secretariat located at the Bank's Head Office, at least 3 days before the date of the Assembly. The Assembly may only discuss the subjects on its Agenda.

Fifth: No transfer of ownership of the Company shares may be entered in the relevant register from the date of publication of the invitation for the meeting until the Assembly is over.

Sixth: In case the quorum (two-thirds of the Bank's capital) is not reached in the first meeting, a second Ordinary General Assembly Meeting shall be held on the same day after one hour. The second meeting shall be valid irrespective of number of shares represented at it according to the rules of last paragraph of Article No. 46 of the Bank's Statutes.

The shareholders are kindly requested to be present an hour earlier before the meeting for registration.

Thank you.

Sadek

MR. HATEM SADEK
EXECUTIVE CHAIRMAN

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Pubic Accountants & Auditors

Auditors' Report
To the Shareholders of
Misr International Bank

We have audited the accompanying balance sheet of Misr International Bank (S.A.E.) as of December 31, 2004, and the related statements of Income, changes in shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Egyptian Standards on Auditing and in the light of provisions of applicable Egyptian laws and regulations. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. Also we have verified the assets and have ascertained that the valuation of the assets and the liabilities are in accordance with Egyptian Accounting Standards. We have obtained the information and explanations which we deemed necessary for our audit. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with Egyptian Accounting Standards and applicable Egyptian laws and regulations.

The Bank keeps proper accounting records which include all that is required by law and the statutes of the Bank and the financial statements are in agreement therewith.

Nothing came to our attention that causes us to believe that the bank contravene with the Central Bank, Banking and Monetary Law No. 88 for the year 2003.

The financial information contained in the report of the Board of Directors prepared in conformity with Law No. 159 for 1981 and its excutive regulations are in agreement with the Bank's accounting records within the limit that such information is recorded therein.

M. Farrag
Mostafa Hassan Farrag
KPMG Hazem Hassan
Public Accountants & Consultants

M. B. Abd El-Motaal
Dr. Mostafa Bahgat Abd El-Motaal
United Accountants
Public Accountants & Auditors

Cairo, February 13, 2005

Misr International Bank
(Egyptian Joint Stock Company)

Balance Sheet
As of December 31, 2004

ASSETS	Note No.	Decepmer 31,2004 L.E.	December31,2003 L.E.
Cash and due from Central Bank of Egypt	(4)	869 664 767	996 739 129
Due from banks	(5)	6 995 846 787	7 102 176 792
Treasury bills	(6)	758 394 338	690 349 623
Treasury bills purchased with obligation to resale	(7)	243 656 274	-
Trading investments	(8)	848 452 717	935 277 146
Available -for- sale investments	(9)	627 404 297	294 342 676
Loans to customers and banks (net of provision)	(10&11)	7 211 049 379	6 336 604 526
Held -to- maturity investments	(12)	14 238 300	14 188 466
Investments in associates	(13)	31 640 099	227 128 649
Debit balances and other assets	(15)	196 391 512	179 206 694
Fixed assets (net of accumulated depreciation)	(16)	169 852 454	115 262 806
Total Assets		17 966 590 924	16 891 276 507
LIABILITIES & SHAREHOLDERS' EQUITY			
Liabilities			
Due to banks	(17)	682 764 925	1 366 883 182
Customers' deposits	(18)	15 451 393 823	13 223 098 860
Credit balances and other liabilities	(19)	304 915 012	249 549 562
Creditors - profit appropriation		-	84 890 143
Long term loans	(20)	34 185 180	652 038 118
Other provisions	(21)	176 812 423	148 346 940
Total Liabilities		16 650 071 363	15 724 806 805
Shareholders' Equity			
Issued & paid-in capital	(22)	562 500 000	140 625 000
Reserves	(22)	603 969 702	1 025 844 702
Total Shareholders' equity		1 166 469 702	1 166 469 702
Net profit for the year		150 049 859	-
Total shareholders' equity including net profit for the year		1 316 519 561	1 166 469 702
Total shareholders' equity & liabilities		17 966 590 924	16 891 276 507
Contingent Liabilities & Commitments			
Liabilities for letters of guarantee & documentary credits and other commitments	(23)	3 909 199 365	2 625 292 117

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements and read therewith.

Hatem Sadek
Executive Chairman

Dr. Kamal Sorour
Deputy Executive Chairman

Auditors' Report attached,

Mostafa Hassan Farrag
KPMG Hazem Hassan

Dr. Mostafa Bahgat Abd El Motaal
United Accountants

Misr International Bank
(Egyptian Joint Stock Company)

Income Statement
For the year ended December 31, 2004

	Note No.	For the year ended on 31/12/2004 L.E.	For the year ended on 31/12/2003 L.E.
Interest income		768 555 752	696 260 869
Treasury bills and bonds income		141 795 001	152 156 051
Less: Interest expense		(587 356 609)	(584 796 847)
Net interest income		322 994 144	263 620 073
Add:			
Fee and commission income		223 023 649	198 958 617
Dividend income		7 341 344	6 884 332
Gains (losses) from foreign currency transactions	(25)	21 569 866	(152 283 357)
Gains from selling investments		25 707 177	81 927 043
Unrealized gains of trading investments		38 311 664	123 719 069
Valuation differences of other investments	(24)	26 126 385	54 622 802
Other operating income		27 235 084	13 675 193
		369 315 169	327 503 699
Net operating revenues		692 309 313	591 123 772
Less:			
Fee and commission expense		(5 447 427)	(7 747 399)
Provisions	(11,21)	(235 000 000)	(220 000 000)
General administrative expenses and depreciation		(279 208 837)	(215 454 484)
Other operating expenses	(15)	(22 880 990)	(6 485 356)
Operating profits		149 772 059	141 436 533
Non operating profits		277 800	339 900
Net profit for the year		150 049 859	141 776 433
Earnings per share	(26)	2.39	2.26

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements and read therewith.

Misr International Bank
(Egyptian Joint Stock Company)

Statement of Changes in Shareholders' Equity
For the year ended December 31, 2004

	Note No.	Issued & paid in Capital L.E.	Legal reserve L.E.	General reserve L.E.	Special reserve L.E.	Other reserves L.E.	Valuation differences of Investment reserve L.E.	Net profit for the year L.E.	Total L.E.
Balance as at January 1,2003		140 625 000	281 250 000	629 759 591	17 007 092	26 423 193	0	0	1 095 064 876
Valuation differences of available for sale investments		0	0	0	0	0	14 518 536	0	14 518 536
Net profit for the year 2003		0	0	0	0	0	0	141 776 433	141 776 433
Transferes to reserves		0	0	56 886 290	0	0	0	(56 886 290)	0
Dividends paid		0	0	0	0	0	0	(84 890 143)	(84 890 143)
Balance as at December 31,2003		140 625 000	281 250 000	686 645 881	17 007 092	26 423 193	14 518 536	0	1 166 469 702
Increase in issued & paid in capital	(22)	421 875 000	0	(421 875 000)	0	0	0	0	0
Net profit for the year 2004		0	0	0	0	0	0	150 049 859	150 049 859
Balance as at December 31,2004		562 500 000	281 250 000	264 770 881	17 007 092	26 423 193	14 518 536	150 049 859	1 316 519 561

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements and read therewith.

Misr International Bank
(Egyptian Joint Stock Company)
Cash Flow Statement
For the year ended December 31, 2004

	For the year ended on 31/12/2004 L.E.	For the year ended on 31/12/2003 L.E.
Cash Flows from Operating Activities		
Net profit for the year	150 049 859	141 776 433
Adjustments to reconcile net profit to net cash provided from operating activities		
Fixed assets depreciation	27 894 717	22 896 915
Provisions	235 000 000	220 000 000
Unrealized gains of trading investments	(38 311 664)	(123 719 069)
Valuation differences of other investments	(26 126 385)	(54 622 802)
Amounts used from provisions (except loans provision)	(38 100 000)	(40 984 186)
Foreign exchange differences for provisions (except loans provision)	(434 517)	3 579 960
Gains from selling fixed assets	(277 800)	(339 900)
Gains from selling investments	(25 707 177)	(81 927 043)
Operating profit before changes in assets & liabilities Provided from operating activities	283 987 033	86 660 308
Net Decrease (Increase) in Assets		
Deposits with banks	280 899 611	(2 239 855 426)
Treasury bills (more than three months)	(335 183 174)	272 630 398
Treasury bills purchased with obligations to resale	(243 656 274)	-
Trading investments	126 189 206	129 350 471
Available -for- sale investments	(55 076 488)	114 871 988
Loans to customers and banks	(1 082 724 853)	(1 037 340 955)
Debit balances and other assets	(17 184 818)	21 414 573
Net Increase (Decrease) in Liabilities		
Due to banks	(684 118 257)	401 009 398
Customers' deposits	2 228 294 963	2 154 386 123
Credit balances and other liabilities	55 365 450	(11 455 320)
Net cash provided from (used in) operating activities	556 792 399	(108 328 442)
Cash Flows from Investing Activities		
Payment to purchase investments in associates	-	(17 410 686)
Proceeds from selling investments in associates	7 781 237	1 262 500
Payments to purchase fixed assets & preparing branches	(82 484 366)	(19 080 695)
Proceeds from selling fixed assets	277 800	339 900
Net cash used in investing activities	(74 425 329)	(34 888 981)
Cash Flows from Financing Activities		
Increase in valuation differences of available -for-sale investments reserve	-	14 518 536
Decrease in subordinated loans	-	(20 000 000)
(Decrease) increase in long term loans	(617 852 938)	163 454 417
Dividends paid	(84 890 143)	(84 338 658)
Net cash (used in) provided from financing activities	(702 743 081)	73 634 295
Net decrease in cash and cash equivalent during the year	(220 376 011)	(69 583 128)
Cash & cash equivalent at the beginning of the year	1 384 859 980	1 454 443 108
Cash & cash equivalent at the end of the year	1 164 483 969	1 384 859 980
Cash and cash equivalent are represented in:		
Cash and due from Central Bank of Egypt	869 664 767	996 739 129
Due from banks	6 995 846 787	7 102 176 792
Treasury bills	758 394 338	690 349 623
Deposits with banks	(6 701 027 585)	(6 981 927 196)
Treasury bills more than three months maturity	(758 394 338)	(422 478 368)
Cash & cash equivalent	1 164 483 969	1 384 859 980

Non Cash Transactions:

The non cash transactions represented as follows:

- An amount of LE. 10 280 000 represents purchases of available -for-sale investments from one of the bank's clients against reducing client indebtness and for the purpose of preparing cash flow statement, this amount was excluded from loans to customers and banks and change in available -for-sale investments items.

- An amount of LE. 136 121 164 represents the cost of investments transferred from investments in associates item to available -for- sale investments item and for the purpose of preparing cash flow statement, this amount was excluded from both investments in associates and available -for- sale investments items.

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements and read therewith.

Misr International Bank
(Egyptian Joint Stock Company)

Profit Appropriation Statement (Proposed)
For the year ended on December 31, 2004

	For the financial year ended on 31/12/2004 L.E.	For the financial year ended on 31/12/2003 L.E.
Net profit for the year	150 049 859	141 776 433
Distributed as follows:		
Legal reserve	15 004 986	-
General reserve	49 327 387	56 886 290
Shareholders' profits share	70 312 500	70 312 500
Employees' profits share	15 004 986	14 177 643
Board of Directors' remuneration	400 000	400 000
	150 049 859	141 776 433

The accompanying notes from No. (1) to No. (34) are an integral part of these financial statements.

Translation of Financial Statements
Originally Issued in Arabic

Misr International Bank
(Egyptian Joint Stock Company)

Notes to the Financial Statements
for the year ended December 31, 2004

1- ACTIVITY

Misr International Bank (an Egyptian joint stock company) was established on December 4, 1975 as a Commercial Bank in accordance with provisions of Investment Law.

The Bank renders all banking operations related to its activity through its head office in Giza and 30 branches.

2- SIGNIFICANT ACCOUNTING POLICIES APPLIED

2-1 Basis of Financial Statements Presentation

These financial statements were prepared in accordance with the Egyptian Accounting Standards and the local laws and regulations.

2-2 Foreign Currencies Transactions

- The Bank maintains its accounts in Egyptian Pound, transactions in foreign currencies are translated during the financial year at the exchange rates prevailing at the transaction date. At the financial year end all monetary assets and liabilities in foreign currency are revalued at the exchange rates prevailing at that date. Foreign currencies valuation differences are charged to the income statement in the gains (losses) from foreign currency transactions.

- Forward exchange contracts are to be valued at the financial year end at fair value on that date using the forward rates of years remaining until contracts' maturity date. The resulting valuation differences are to be charged to the income statement in the gains (losses) from foreign currency transactions item.

- Currency SWAP contracts are recorded on the date of commitment under "contingent liabilities and commitments". The difference between the two parts of the contract is recorded under "debit balances and other assets" or "credit balances and other liabilities" being considered as unrealized gain / loss on the date of commitment.

being considered as unrealized gain / loss on the date of commitment. The said difference is amortized over the term of the contract either by debiting / or crediting the item "income from loans and amounts due from banks" in the income statement. The gain / loss of the contract is recorded in the income statement under "gain / loss on foreign exchange".

2-3 Revenue Recognition

Income is recognized on accrual basis except for the interest income on doubtful loans, which ceases when the recovery of interest or principal is in doubt. Dividend income is recorded when declared.

2-4 Treasury Bills

Treasury bills are recorded at nominal value, and the issuance discount is recorded under the item of "credit balances and other liabilities". Treasury bills are presented on the balance sheet net of the issuance discount.

2-5 Transactions Related To Selling (Purchasing) Treasury Bills With The Obligation OF The Repurchasing (Selling)

These transactions are recorded in the balance sheet, and the cost / return pertaining to these transactions are recorded in the income statement under the items of " interest expense" and " interest income" respectively (as is the case).

2-6 Valuation of Trading Investments

- Trading investments including investment portfolios managed by others and trading mutual fund certificates not issued by banks or insurance companies are to be valued at year end using the fair value which represents the market price. The valuation differences are to be charged to the income statement.
- Trading investments that lost any of their classification terms are to be valued at their book value which is to be reduced with any decline according to a comprehensive study for the company's latest financial statements. The valuation differences are to be charged to the income statement.
- Mutual fund certificates issued by banks and insurance companies are to be valued at fair value which represents the realizable value on the valuation date. The valuation differences are to be charged to income statement.

2-7 Valuation of Available –for- sale investments

Available –for- sale investments are valued at the lower of cost – taking into consideration the foreign currencies Differences- or fair value which over is lower. The valuation differences are to be charged to the income statement as other investments' valuation differences except for the revaluation differences of previous years should be booked as a reserve in the shareholders' equity caption. Any recovery is to be recognized and added to the same item within the limits of valuation differences recognized in income statements from previous years.

2-8 Valuation of Held –to- Maturity Investments

- Bonds purchased through public underwriting are to be valued using the amended cost which represents the nominal value plus the issuing premium or less the issuing discount as the case may be.
  Issuing premium /discount is to be amortized using the straight line basis, the amortization is charged to the income statement in the treasury bills and bonds income item.
  Bonds purchased from the stock exchange with a price more or less than the nominal value are to be valued using the same basis, the cost is to be reduced with any interest accrued during the year preceding the purchase date.

  The book value is to be amended with any decline in the fair value compared with the book value of every bond and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements in previous years.

  The book value of bonds with foreign currencies is to be amended with the valuation result according to the exchange rates prevailing at the valuation date. The valuation differences are to be charged to the income statement in gains (losses) from foreign currency transaction item.

- Mutual Fund Certificates that should be kept by the bank till the end of the mutual fund as the bank is considered the establisher, is to be valued at cost, any decline in the realizable value compared with cost is to be charged to income statement in other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements from previous years.

2-9 Investments in Subsidiaries & Associates

Investments in subsidiaries & Associated are to be valued at cost. The book value is to be amended with any decline in the fair value compared with the book value for every individual investments and the decline is to be charged to the income statement in the other investments' valuation differences item. Any recovery of such decline is permitted and is to be recognized in the income statement within the limits of valuation differences recognized in income statements from previous years.

2-10 Valuation of Assets reverted to the Bank in Settlement of some Customers' Debts

Assets reverted to the bank are stated under the item of "debit balances and other assets" on the basis of their assigned value. In case of the assets fair value falls below the value at which such assets have been reverted to the Bank in the balance sheet date the differences will be charged to the income statement. In case the assets' fair value increase, the difference will be charged to the income statement within the limits of what had been charged from previous years.

2-11 Loans Provision and Contingent Liabilities Provision

- The Provision is computed on the basis of the provision required to be made for specific loans and contingent liabilities, in addition to a percentage of all other loans and contingent liabilities reduced by cash deposits and banks' guarantees to meet the general risks in that regard in the light of the management experience and detailed studies.
- Loans are written off when it is no longer feasible to collect such loans by debiting the provision. Any proceeds of bad debts that were previously written off are added thereto.

2-12 Contingent Liabilities and Commitments

Contingent liabilities, in which the bank is a party, in addition to the commitments resulting from forward exchange contracts and interest rate contracts etc, are presented off balance sheet under the item of "Contingent Liabilities and Commitments" since they do not represent actual assets or liabilities on the balance sheet date.

2-13 Cash Flow Statement

For the purpose of preparing the cash flow statement, the cash and cash equivalents include cash and due from Central Bank of Egypt & current accounts with banks and treasury bills maturing within 3 months from the date of acquisition.

2-14 Depreciation and Amortization

- Fixed assets are valued at acquisition cost and depreciated by the straight line method using appropriate depreciation rates which are determined based on the estimated useful life for each type of asset:

Type of asset	Estimated Useful Lives
Premises	20 Years
Decoration & Installation	5 Years
Integrated Automated systems & equipment	5 Years
Transportation equipment	5 Years
Furniture & fixtures and safes	4 Years
Other equipment	2 Years

- Improvements expenditures of the bank leasholding branches are depreciated over their estimated useful life.

2-15 Taxes

- Accrued tax on the bank's profits is computed in accordance with applicable laws and regulations in Egypt.

- A tax provision is made to meet tax obligations based on detailed studies for tax claims.

- Due to the nature of the Egyptian tax laws and legislations, applying the principles of the deferred taxes according to the International Accounting Standard "Taxes on Income" will not usually result in a material deferred tax liabilities. Further, if this application results in a deferred tax assets, it will be recognized in the financial statements whenever there is a sufficient comfort that these assets will be realized in the foreseeable future .

3- FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

3/1 Financial Instruments

(a) The bank's financial instruments are represented in the financial assets and liabilities. The financial assets include cash, due from banks, investments, loans to customers & banks and rights and others' obligations stated in contingent liabilities, as also the financial liabilities include customers' deposits, due to banks, and rights and obligations to others stated in the contingent liabilities .

The note No. (2) of the notes to financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenue and expenses related thereto.

(b) Financial Instruments Fair Value

The financial instruments fair values are not substantially deviated from their book value at the Balance sheet date according to the valuation basis applied in accounting policies to the assets and liabilities, which included in the notes to the balance sheet.

Notes No. (9,12,13) disclose the fair values of investments other than trading investments.

(c) Forward Exchange Contracts

According to instructions of the Central Bank of Egypt, the bank does not execute forward contracts except to cover its required needs of foreign currencies or customers needs to meet their foreign currencies obligations resulting from dealing through the bank and also to meet the risks of exchange and interest rates related to balances and dealings of the bank. All of the forward contracts are short - term transactions.

3/2 Management of Risks Relating the Financial Instruments

(a) Interest Rate Risk

The values of some financial instruments will fluctuate due to the changes in interest rates related thereto. The bank follows some procedures to minimize the risk such as:-

- Correlating between the interest on borrowing and lending.
- Determining the applied interest rates considering the prevailing discounted rates on various currencies.

- Monitoring the maturities of financial assets and liabilities with their related interest rates.

Note No. (28) of notes to the financial statements represents the average interest rates applied by the bank during the year on financial assets and liabilities.

(b) Credit Risk

Loans to customers & banks, bond investments, due from banks and rights and others' obligations stated in contingent liabilities are of the financial assets which can be exposed to the credit risk represented in customer's inability to repay a part or full amount of the loan granted to him at maturity date.

The bank follows the following procedures to minimize the credit risk:

- Preparing credit studies about the customers & banks before dealing with them and determining the credit risk rates related thereto.

- Obtaining the adequate guarantees in order to reduce the risks that might be created in case of failing of customers or banks.

- Following up and continuous studies about customers and banks in order to evaluate their financial & credit positions and estimate the required provisions to non - performing loans.
- Distribution of loans portfolio and other assets over various sectors.
- Note No (30) of the notes discloses the distribution of loans portfolio and other assets on various sectors.

(c) Foreign Currency Risk

The bank activity nature requires dealing in many foreign currencies which expose the bank to the risk of fluctuation in the amounts of assets and liabilities as a result of the fluctuation in exchange rates. To minimize this risk, the bank considers the balancing of foreign currencies positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the notes to balance sheet discloses the significant foreign currencies positions.

4- CASH AND DUE FROM CENTRAL BANK OF EGYPT

	31/12/2004	31/12/2003
	L.E.	L.E.
Cash on hand	301 031 767	272 074 129
Due from Central Bank of Egypt (Reserve percentage)	568 633 000	724 665 000
	869 664 767	996 739 129

5- DUE FROM BANKS

	31/12/2004	31/12/2003
	L.E.	L.E.
A- Central Bank of Egypt		
- Time dposits	2 148 267 000	1 780 878 000
B- Local Banks		
- Current accounts	33 024 517	30 005 599
- Time deposits	1 197 026 947	3 236 487 361
	1 230 051 464	3 266 492 960
C- Foreign Banks		
- Current accounts	261 794 685	90 243 997
- Time deposits	3 355 733 638	1 964 561 835
	3 617 528 323	2 054 805 832
Total	6 995 846 787	7 102 176 792

6- TREASURY BILLS

	31/12/2004	31/12/2003
	L.E.	L.E.
- Treasury bills 91 days maturity	--	270 000 000
- Treasury bills 182 days maturity	738 550 000	430 000 000
- Treasury bills 364 days maturity	43 925 000	--
	782 475 000	700 000 000
Less: Unearned interest	(24 080 662)	(9 650 377)
Net	758 394 338	690 349 623

7- TREASURY BILLS PURCHASED WITH A OBLIGATION TO RESALE

	31/12/2004 L.E.	31/12/2003 L.E.
Treasury bills purchased with obligation to resale within 3 months	196 109 348	--
Treasury bills purchased with obligation to resale within six months	29 283 912	--
Treasury bills purchased with obligation to resale within one year	18 263 014	--
	243 656 274	--

8- TRADING INVESTMENTS

	31/12/2004 L.E.	31/12/2003 L.E.
Bonds	603 359 404	724 529 305
Mutual funds certificates	62 800 267	43 542 420
Investment portfolios managed by others	182 293 046	167 205 421
	848 452 717	935 277 146
Trading investments are represented as follows:-		
Investment securities listed on the Stock Exchange	507 365 457	487 936 547
Investment securities not listed on the Stock Exchange	341 087 260	447 340 599
	848 452 717	935 277 146

9- AVAIALBLE –FOR- SALE INVESTMENTS

	31/12/2004 L.E.	31/12/2003 L.E.
(a) Investments in Stocks		
Companies' stock *	297 818 859	289 322 770
Bank's Stock **	254 752 535	--
	552 571 394	289 322 770
(b) Investments in bonds		
Governmental bonds	69 832 903	19 906
Companies bonds	5 000 000	5 000 000
	74 832 903	5 019 906
	627 404 297	294 342 676
Available –for- sale investments are represented as follows:-		
Investments Securities listed on the stock exchange	239 194 657	141 927 676
Investments securities not listed on the stock exchange	388 209 640	152 415 000
	627 404 297	294 342 676

The market value of the available -for- sale investment is LE. 247 126 459 as at December 31,2004 versus LE. 165 227 988 as at December 31,2003.

* The available -for- sale investments companies stock includes an amount of LE. 50 039 600 represents the purchase value of 2 217 192 shares of Remco's shares (a company of the client AYOBCO Group), which will be resold to the client on June 30, 2007, an amount of LE. 28 240 953 represents the purchase value of 12 085 shares of El watania for Vegetarian Oils owned by the client El Serat for Investment and Economic Development Co and an amount of L.E. 10 280 000 represents the purchase value of 200 000 shares of Misr Co, for Mechanical & Electrical projects (Kahromica) , and the bank has got these investments against reducing of those customers' debts with the same value.

** The available –for- sale investments – bank's stock include an amount of LE. 254 752 535 represents the cost of investments transferred from investments in associates to available –for– sale investments with carrying value which amounts LE. 136 121 164 due to decreasing in the percentage of sharing by selling. The difference which amounts LE. 118 631 371 has been charged to other investments valuation differences item in the income statement (Note No. 24).

10. LOANS TO CUSTOMERS AND BANKS

	31/12/2004	31/12/2003
	L.E.	L.E.
Discounted commercial papers	325 252 511	238 087 194
Loans to customers	7 864 887 548	7 136 796 813
Loans to banks	257 275 700	55 436 023
Less:	8 447 415 759	7 430 320 030
Unearned discount	(10 786 293)	(10 275 024)
Loans provision	(933 677 363)	(793 149 495)
Interest in - suspense	(291 902 724)	(290 290 985)
Net	7 211 049 379	6 336 604 526

11. LOANS PROVISION

The movement in the loans provision during the year and its balance at the balance sheet date is represented as follows:-

	December 31, 2004		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	741 587 910	51 561 585	793 149 495
Formed during the year	159 497 222	8 502 778	168 000 000
Proceeds from debts previously written-off	685 774	--	685 774
Foreign currencies valuation differences	(789 116)	--	(789 116)
	900 981 790	60 064 363	961 046 153
Amounts used during the year	(27 368 790)	--	(27 368 790)
Provision at the end of the year	873 613 000	60 064 363	933 677 363

	December 31, 2003		
	Specific	General	Total
	L.E.	L.E.	L.E.
Provision at the beginning of the year	522 532 572	101 561 585	624 094 157
Formed during the year	170 000 000	--	170 000 000
Proceeds from loans previously written off	2 066 338	--	2 066 338
Foreign currencies valuation differences	54 236 562	--	54 236 562
Transfers between provision accounts	50 000 000	(50 000 000)	--
	798 835 472	51 561 585	850 397 057
Amounts used during the year	(57 247 562)	--	(57 247 562)
Provision at the end of the year	741 587 910	51 561 585	793 149 495

12. HELD -TO- MATURITY INVESTMENTS

	31/12/2004	31/12/2003
	L.E.	L.E.
Investment certificates of Mutual Fund		
Misr International Bank - Mutual Fund		
Of 142 383 I.C with L.E. 128.8 per policy		
at December 31,2004 against L.E. 99.65 at December 31,2003	* 14 238 300	14 188 466

* Note No (32).

* The investment certificate has been evaluated by LE. 100.

13. INVESTMETNS IN ASSOCIATES

		December 31, 2004		December 31, 2003	
		Amount	Percentage of sharing	Amount	Percentage of sharing
		L.E.	%	L.E.	%
- Investments in Associates Banks and Co's					
Misr Europe Bank	***			32 467 708	21
Misr Exterior Bank	*			57 499 535	30
UBAE Arab Italian Bank	***			108 924 020	20.3
EGYCAP for Investment		21 607 500	34.3	18 222 900	34.3
Arab Contractors Medical Center		8 000 000	28.5	8 000 000	28.5
Sinouhe Co.		1 847 250	23	1 847 250	23
Alexandria Commerce Development		135 348	20	117 236	20
Global For Management		50 000	20	50 000	20
Delta Bakery Company	**	1	30	--	--
		31 640 099		227 128 649	

Investments in associated are represented as follows:-

Investments listed on the Stock Exchange	31 454 751	85 569 685
Investments not listed on the Stock Exchange	185 348	141 558 964
	31 640 099	227 128 649

* Note No (24)

** On 23 May,2004 the bank has purchased a number of 300 000 shares of Delta Bakery Company- one of the bank's loans clients- with a book value of LE. 100 per share with an amount of LE. 30 Million against reducing the client's indebtness with the same amount and at the end of the year, the bank fully reduced the investment due to the impairment in the investee company.

*** The investment in Arab Italian Bank & Misr Europe bank were reclassified to available -for- sale investments because of selling part of the two investments and accordingly, the bank share percentage became 19.6% instead of 20.3% & 19% instead of 21% respectively. (note no. 9).

- The market value of investments in associates listed in the stock exchange is L.E. 31 710 750 at December 31, 2004 against an amount of L.E. 85 829 685 at December 31, 2003.

14. CAPITAL EXPENDITURES COMMITMENTS

The value of the capital commitments related to purchase contracts of fixed assets and preparing branches not executed until balance sheet date amounted LE. 28.2 Million in December 31,2004 against L.E. 39.7 Million in December 31,2003.

15. DEBIT BALANCES AND OTHER ASSETS

	31/12/2004	31/12/2003
	L.E.	L.E.
Accrued revenues	59 705 263	48 956 863
Prepaid expenses	6 328 437	2 844 053
Assets under construction	28 248 107	39 745 650
Assets reverted to the bank in settlement of debts (net) *	62 238 307	57 544 135
Amounts due on purchasers of assets reverted to the bank in settlement of debts	4 757 885	755 192
Deposits with others	800	1 660 749
Sundry debit balances	35 112 713	27 700 052
	196 391 512	179 206 694

* After deducting valuation differences amounted to L.E. 17.7 million for the year 2004.

16. FIXED ASSETS (Net of Accumulated Depreciation)

	Land	Premises & Decoration	Automated systems & equipment	Transportation & equipment	Furniture, fixture & Safes	Other equipment	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Cost at 1/1/2004	4 272 861	140 090 476	27 731 423	1 892 639	12 856 118	159 490	187 003 007
Additions during the year	34 000	15 927 597	62 802 228	1 898 996	1 461 320	360 225	82 484 366
Disposals during the year	--	(6 447 404)	(4 828 690)	(382 795)	(778 636)	(104 399)	(12 541 924)
Cost at 31/12/2004	4 306 861	149 570 669	85 704 961	3 408 840	13 538 802	415 316	256 945 449
Accumulated depreciation at 1/1/2004	--	54 735 438	10 754 382	715 183	5 443 818	91 381	71 740 202
Depreciation for the year	--	14 784 489	10 925 042	647 660	1 471 460	66 066	27 894 717
Disposals accumulated depreciation	--	(6 447 404)	(4 828 690)	(382 795)	(778 636)	(104 399)	(12 541 924)
Accumulated depreciation at 31/12/2004	--	63 072 523	16 850 734	980 048	6 136 642	53 048	87 092 995
Net book value at 31/12/2004	4 306 861	86 498 146	68 854 227	2 428 792	7 402 160	362 268	169 852 454
Net book value at 31/12/2003	4 272 861	85 355 039	16 977 041	1 177 456	7 412 300	68 109	115 262 806

- Fixed assets at the balance sheet date (net of accumulated depreciation) include an amount of LE. 13 541 575 represents assets not registered in bank's name and the legal procedures to register these assets currently taking place.

17. DUE TO BANKS

	31/12/2004	31/12/2003
	L.E.	L.E.
A- Central Bank of Egypt		
Current accounts	229 774 000	512 405 000
Time deposits	55 288 000	196 220 000
	285 062 000	708 625 000
B- Local Banks		
Current accounts	1 737 130	608 066
Time deposits	201 132 609	410 547 912
	202 869 739	411 155 978
C- Foreign Banks		
Current accounts	3 563 170	5 817 774
Time deposits	191 270 016	118 105 090
Short term loans	--	123 179 340
	194 833 186	247 102 204
Total	682 764 925	1 366 883 182

18. CUSTOMERS' DEPOSITS

	31/12/2004	31/12/2003
	L.E.	L.E.
Demand deposits	1 962 532 973	1 638 442 628
Time deposits	9 433 969 780	8 625 071 626
Saving certificates	2 542 553 304	1 484 151 477
Saving deposits	1 062 979 889	987 935 290
Other deposits	449 357 877	487 497 839
	15 451 393 823	13 223 098 860

19. CREDIT BALANCES AND OTHER LIABILITIES

	31/12/2004	31/12/2003
	L.E.	L.E.
Accrued interest	143 840 984	125 488 105
Deferred revenue	25 129 037	22 426 989
Sundry credit balances	135 944 991	101 634 468
	304 915 012	249 549 562

20. LONG TERM LOANS

Description	Interest Rate	Maturity Date	Amounts Matured during the next year	Balance as at 31/12/2004	Balance as at 31/12/2003
	%		L.E.	L.E.	L.E.
Ministry of Finance loan (*)	7.1	2006	3 360 516	5 078 696	8 439 217
Centeral Bank of Egypt Loan (**)	7.5-10	2008	1 782 882	21 744 797	24 778 972
European Union Loan	5.5	2013	--	5 000 000	714 286
European Investment Bank's Loan	--	--	--	2 361 687	2 208 943
Participated Loan (Group of banks) (***)	(Libor+0.625)	2004	--	--	615 896 700
			5 143 398	34 185 180	652 038 118

(*) The Ministry of Finance loan is represented in the share of Misr International Bank in the European union's grant to the Ministry of Economy and International Corporation to finance the private sector. In accordance with the agreement signed on August 31, 1995 between Misr International Bank and Cairo Barclays Bank (as agent for the Ministry of Economy and International Cooperation) in this respect.

According to this agreement, Misr International Bank shall use this share in granting facilities to projects in the industrial and tourism sector according to the conditions included in the agreement which stipulate that the year of

made in semi - annual installments starting after a year not exceeding 36 months from the date of disbursement of funds to the clients.

On August 11, 1996 the bank's share in the grant was recorded as a commitment toward the Ministry of Finance being considered as amounts borrowed from local bodies in accordance with the letter received from the Central Bank of Egypt in this respect.

(**) The Central Bank of Egypt loan is represented in the share of Misr International Bank in the loan provided from the German Government through German Development Ban k (KFW) to the Arab Republic of Egypt represented by the Central Bank of Egypt for supporting and developing private medium and small projects in the industrial sector, according to the agreement signed on October 13th , 1994 between the German Development Bank, the Central Bank of Egypt and the Misr International Bank.

According to the agreement , Misr International Bank is entitled to an amount of DM. 17 million as a loan and an amount of DM. 4.8 million as a non- refundable grant.

The bank lends to the beneficiary in accordance to the contract provision which was made in December 6th , 1994 between the Central Bank of Egypt and Misr International Bank.

The average loan repayment year varies between 5 to 8 years with one years a grace year for the principal only, in parallel to the schedule of sub- loan granted to the beneficiary. The repayment of the principal of the loan or the interest is due on a semi – annual basis.

Regarding the second phase for the same loan, an agreement had been signed in August 29,2001 which entailed specifying 2 million euro in favour of Misr International Bank from the German Development Bank (KFW) to cover the second phase usages.

(***) On August 30,2001, Misr International Bank - as a borrower- has signed a participating loan agreement with Citibank International Plc as an agent, Citibank N.A & as a mandated arranger together with Bank of Tokyo - Mitsubishi LTD and as joint arrangers with the fourteen lending banks.

The loan amounts US$ 100 million for three years and fully matured at the end of the third year. The loan is intended for the bank's general corporate purposes and bears a floating interest rate based upon Libor plus interest margin and mandatory costs and the full amount of the loan had been settled as of 26th August 2004.

21. OTHER PROVISIONS

December 31,2004

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.
Trust breach provision	2 770 496	--	--	--	2 770 496
Employees benefits provision	14 897 382	--	--	(100 000)	14 797 382
Claims provision	75 679 062	60 000 000	(434 517)	(38 000 000)	97 244 545
Contingent liabilities Provision	* 55 000 000	7 000 000	--	--	62 000 000
Total	148 346 940	67 000 000	(434 517)	(38 100 000)	176 812 423

* Represented in L.E. 34 Million Specific provision and LE. 28 Million General provision.

December 31,2003

Description	Balance at the beginning of the year	Formed during the year	Foreign Currencies Valuation Differences	Amounts used during the year	Balance at the end of the year
	L.E.	L.E.	L.E.	L.E.	L.E.
Trust breach provision	2 770 496	--	--	--	2 770 496
Employees benefits provision	16 115 740	10 000 000	--	(11 218 358)	14 897 382
Claims provision	131 864 930	30 000 000	3 579 960	* (89 765 828)	75 679 062
Contingent liabilities Provision	45 000 000	10 000 000	--	--	55 000 000
Total	195 751 166	50 000 000	3 579 960	(100 984 186)	148 346 940

* Includes an amount of LE. 60 Million represents the used value against the decline in one of bank's participation in the share capital of associates banks-Note no (13).

22. SHAREHOLDERS' EQUITY

Authorized Capital

The authorized capital amounts L.E. 170 million and the extraordinary general assembly had decided in its meeting, held on 27 March, 2004 to increase the authorized capital to one billion Egyptian pounds.

Issued – paid up capital

- The Issued & paid up capital amounts L.E. 140.625 Million are representing in 28.125 million shares having a par value of L.E. 5 each.

  - The bank's extraordinary general assembly held on March 27,2004 decided to increase the issued and paid in capital from LE. 140 625 000 (One hundred and forty million six hundred twenty five thousand Egyptian pound) to LE. 562 500 000 (five hundred sixty two million and five hundred thousand Egyptian pounds), i.e such increase amounts to LE. 421 875 000 (Four hundred twenty one million eight hundred seventy five thousands Egyptian pounds) accordingly, the par value per share has been amended to become LE. 10 (ten pounds) instead of LE 5. (five pounds), a bonus share has been given for each share and the number of shares has doubled from 28.125 million shares to 56.250 million shares provided however that such increase shall be financed from the general reserve.

  And this increase had been registered in the Stock Exchange, and the basic system of the bank had been amended on 26 August 2004.

  Bank's shareholders are as follows:

Shareholder	Percentage	Number of shares	Amount L.E.
1- Misr Bank – S.A.E.- Egyptian	25.5%	14 331 612	143 316 120
2- Banka DiRoma International Bank – S.A Luxemburg- European	10%	5 625 000	56 250 00
3- British Arab Commercial Bank Limited – British	8.5%	4 781 250	47 812 500
4- Euro Partners holding – European- Syndicated Citizenship	7.9%	4 429 686	44 296 860
5- Bank of New York – GDR	8.3%	4 665 352	46 653 520
6- Egyptian and Foreign Individual and Corporation	39.8%	22 417 100	224 171 000
	100%	56 250 000	562 500 000

Reserves

- According to the Bank's statutes a sum equal to 20% of annual net profit is retained to form the legal reserve, which ceased as its balance amounted to 200% of the issued capital and when the reserve falls bellow this limit it shall be necessary to resume the deductions.

On 27 March, 2004 the bank's extraordinary general assembly decided amending Article (58) of the bank's articles of association to reduce rate of deduction from profits to the legal reserve to be 10% till the legal reserve amounts to 100% of capital.

- In compliance with the instructions of the Central Bank of Egypt, the balance of the special reserve may not be disposed of without recourse to the Central Bank of Egypt.
- A reserve for differences resulting from the revaluation of available –for- sale investments in foreign currencies has been formed with the amount of revaluation differences relating to the years before 2002. Such reserve is to be used in case of impairment of the value of such investments or upon selling them. Such differences have been charged to the income statement pursuant to instructions issued in this concern.

23. CONTINGENT LIABILITIES AND COMMITMENTS

	31/12/2004	31/12/2003
	L.E.	L.E.
Local letters of guarantee	2 050 613 265	1 906 877 470
Letters of credit (export and import)	1 789 834 242	651 716 351
Acceptances	67 751 858	65 680 219
Other contingent liabilities	1 000 000	1 018 077
	3 909 199 365	2 625 292 117

24. VALUATION DIFFERENCES OF OTHER INVESTMENTS

	31/12/2004	31/12/2003
	L.E.	L.E.
Available - for- sale investments	107 364 147	50 022 547
Held - to - maturity investments	49 834	4 594 699
Investments in associates *	(81 287 596)	5 556
	26 126 385	54 622 802

* Includes an amount of LE. 57 499 535 representing the impairment in the investment in Misr Exterior Bank and LE. 30 million in Delta Bakery company.

25. GAINS (LOSSES) FROM FOREIGN CURRENCY TRANSACTIONS

	31/12/2004	31/12/2003
	L.E	L.E.
Monetary assets & liabilities revaluation differences	4 304 831	(167 582 311)
Gains from dealing in foreign currencies	17 265 035	15 298 954
	21 569 866	(152 283 357)

26. EARNINGS PER SHARE

	31/12/2004	31/12/2003
	L.E.	L.E.
Net profit of the year	150 049 859	141 776 433
Board of director's remuneration	(400 000)	(400 000)
Employees share of profits (from the net profit)	(15 004 986)	(14 177 643)
The shareholder's share from the net profit	134 644 873	127 198 790
The weighted average number of shares	56 250 000	56 250 000
Earnings per share	2.39	2.26

27. MATURITIES OF ASSETS AND LIABILITIES

	Description	December 31,2004 Due within one year	Due within more than one year
		L.E.	L.E.
A-	Assets		
	Due from banks	6 995 846 787	--
	Treasury bills	782 475 000	--
	Trading investments	848 452 717	--
	Available - for- sale investments	--	627 404 297
	Discounted Commercial Papers	325 252 511	--
	Loans to customers	4 538 250 548	3 326 637 000
	Loans to banks	--	257 275 700
	Held - to- maturity investments	--	14 238 300
	Investments in associates	--	31 640 099
		13 490 277 563	4 257 195 396
B-	Liabilities		
	Due to banks	682 764 925	--
	Customers' deposits	12 696 561 138	2 754 832 685
	Long term loans	5 143 398	29 041 782
		13 384 469 461	2 783 874 467

28. EFFECTIVE AVERAGE INTEREST RATES

The average interest rates on assets and liabilities 5.04% and 3.22% respectively.

29. TAX STATUS

- As for the years 1988/1993, the Appeal Committee issued its decision and the dispute between the Tax Authority and the bank was transferred to the court.
- As for the years 1994/1996 the competent Tax Inspectorate inspected the bank's records and the bank objected on its assessments and the dispute was transferred to the Internal Committee then the Appeal Committee.
- The years 1997/2003 were inspected by the component Tax Inspectorate and the bank objected on the inspection results and the dispute currently discussed with the Internal Committee.

30. DISTRIBUTION OF ASSETS, LIABILITIES, CONTINGENT LIABILITIES AND COMMITMENTS

	December 31,2004	
	Local Currency Figures in Thousands L.E.	Foreign Currency Figures in Thousands L.E.
A - Assets		
Due from banks	597 069	6 398 778
Loans to customers and banks		
Agriculture sector	187 362	19
Banking sector	--	289 613
Commercial sector	1 417 804	374 645
Construction sector	438 112	34 897
Financial institutions sector	202 691	--
Health sector	36 939	4
Industrial sector	2 441 154	291 351
Other sectors	372 662	72 402
Petroleum sector	63 826	588 694
Other services sector	819 604	84 730
Tourism sector	633 385	97 521
Total loans	6 613 539	1 833 876
7 B - Liabilities		
Due to banks	98 984	583 781
Customers' Deposits		
Individual sector	3 317 066	3 133 191
Private sector	1 348 513	2 840 362
Public sector	2 499 983	1 553 571
Other sectors	478 883	279 825
Total	7 644 445	7 806 949
C - Contingent Liabilities	1 352 912	2 556 287

31. SIGNIFICANT CURRENCIES POSITIONS

	31/12/2004 Surplus (deficit) Figures in Thousands L.E.	31/12/2003 Surplus (deficit) Figures in Thousands L.E.
Egyptian Pound	(387 909)	(296 140)
U.S Dollar	78 181	48 249
Sterling Pound	644	728
Euro	300 746	245 086

32. MUTUAL FUNDS

Misr International Bank has formed Mutual Fund of Misr International Bank - First issue - Capital growth - with an amount of L.E. 280 169 200. Misr International Bank participated in the Fund with a number of 142 383 investment certificates and the par value of investment certificate L.E. 100 (5.08%). Which amounted LE. 18 338 930 as at December 31,2004. A contract has been conducted with Concord International Investments to perform the duties of Investment Manager.

33. RELATED PARTY TRANSACTIONS

- The bank deals with its related parties on the same basis as with others in compliance with accepted banking rules and regulations, the nature of these transactions and it's balances are represented in the balance sheet date in the following:

	31/12/2004 L.E.	31/12/2003 L.E.
Due from banks	470 892 000	670 309 000
Participating loan	--	107 781 923

- On 22 August, 2004 the bank operating of 1.7% from its share (21%) sold in Misr Europe Bank with an amount equal to 524 thousands Euro to Misr Bank, one of the main shareholders of the bank.

34. COMPARATIVE FIGURES

Certain reclassification has been made to the comparative figures in order to confirm with current year presentation.

Misr International Bank
<u>" Egyptian Joint Stock Company"</u>

Financial Statements
as of December 31, 2004
&
<u>Auditors' Report</u>

KPMG Hazem Hassan
Public Accountants & Consultants

United Accountants
Public Accountants & Auditors

Profit Distribution Project 2004		مشروع توزيع أرباح 2004
Net Profit financial year ended 31/12/2004	150 049 859	صافي أرباح العام عن السنة المالية المنتهية في 31/12/2004
Legal Reserve	15 004 986	إحتياطي قانوني
	135 044 873	
5% of paid up capital – First quota dividend	28 125 000	حصة أولى للمساهمين بواقع 5% من رأس المال
	106 919 873	
Board of Directors remuneration	400 000	مكافأة أعضاء مجلس الإدارة
	106 519 873	
Employee share	15 004 986	حصة العاملين في الأرباح
	91 514 887	
Second quota dividend " Distribution LE 1.25/share "	42 187 500	حصة ثانية للمساهمين " توزيع 1.25 جم / سهم "
Forward to General Reserve	49 327 387	مرحل إلي الإحتياطي العـــام